UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 29, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 30, 2018 Conference Call – 4Q17

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key highlights Pulp Market 4Q17 results Cash production cost Indebteness Liquidity Net results Free cash flow Horizonte 2 4 5 6 7 9 10 11 12 8

Key Highlights 4 Indebtedness Strong deleveraging to 2.41x in US$ (2.49x in R$) Cost of debt decrease in US$ to 3.4 p.a. Interest coverage ratio (LTM EBITDA/LTM net interest) of 6.5x Covenants excluded from EPP contracts Pulp Market Operational Results 4Q17: Net revenues: R$ 4,047 million EBITDA: R$ 1,981 million EBITDA margin(1): 57% FCF(2): R$ 791 million Cash cost ex-downtime: R$ 546/t 2017: Net revenues: R$ 11,739 million EBITDA: R$ 4,952 million EBITDA margin(1): 49% FCF(2) : R$ 2,025 million Cash cost ex-downtime: R$ 618/t (1) Not considering the effect of Klabin sales. (2) Not considering the capex related to Horizonte 2 Project, dividends and pulp logistics. Sales of 1,897 th. tons, record for the period Inventories at 48 days. Decrease of 2% of inventories absolute volume vs. 3Q17 Price increases implemented in the quarter Horizonte 2 Production of 435 th. tons, totaling 559 th. tons in 2017 Energy sales of 80 MWh vs. 54 MWh on 3Q17 US$ 339 million of capex disbursement and US$ 215 in funding to withdraw

Pulp Market 5 Spread hardwood vs. softwood – China(1) Announced BHKP downtimes(3) Pulp net revenues distribution – 4Q17(2) Fibria inventories – in days Méd=49 (2) Considers Klabin volumes (1) Source: FOEX (3) Source: ABTCP, RISI By region By end use 45 46 47 48 49 50 51 52 53 4Q13 4Q14 4Q15 4Q16 4Q17 Days of inventories 51% 33% 16% Tissue Printing& Writing Specialties 28% 20% 43% 9% Europe North America A sia Latam 400 500 600 700 800 900 0 50 100 150 200 250 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Spread BHKP NBSK 139 kt 95 kt 1Q18 2Q18 234 kt

4Q17 Results 6 EBITDA (R$ million) and EBITDA margin (%) EBITDA (R$ million) EBITDA margin(3) Average FX (R$/US$) Net pulp price (US$/t) Pulp production and sales(1) (‘000 t) Net revenues(2) (R$ million) 2.54 3.84 3.29 3.25 Average FX (1) Sales include Klabin volumes. (2) Includes Klabin volumes. (3) Not considering the effect of Klabin sales. Klabin Volume H2 183 254 36% 37% 45% 49% 57% 481 499 557 604 653 2,001 2,985 2,534 4,047 4Q14 4Q15 4Q16 4Q17 1,381 1,297 1,219 1,659 1,410 1,308 1,584 1,897 4Q14 4Q15 4Q16 4Q17 Production Sales 804 644 1,071 1,256 1,981 4Q16 1Q17 2Q17 3Q17 4Q17 3.29 3.15 3.22 3.16 3.25

Cash Production Cost (R$/t) – 4Q17 7 2017 IPCA: 2.95% FX: -1.4% Cash production cost ex-downtimes (R$/t) 4Q17 vs. 3Q17 -10% H2 energy surplus (MWh) 260 Avg. distance (km): 205 Significant H2 contribution +48% 197 171 US$/t Resultado de utilidades: 4Q16: R$ 11/t 3Q17: R$ 44/t 4Q17: R$ 61/t 308 328 221 168 680 660 610 546 (46) (16) (16) 7 7 1Q17 2Q17 3Q17 Wood Energy sales Fixed cost dilution Other fixed costs FX/ Others 4Q17 54 80 3Q17 4Q17 727 648 546 556 (79) (49) (50) (29) 24 2 10 4Q16 Maintenance downtimes 4Q16 ex-downtimes Wood Energy sales Fixed cost dilution Chemicals and energy Others 4Q17 ex-downtimes Maintenance downtime 4Q17

4Q17 Indebtedness 8 (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period (2) LTM EBITDA/LTM net interest – excludes capitalized interest effect Interest gross expense Average cost in US$ (% a.a.) Net debt (million) and Leverage Interest expense/revenue (US$ million) and Interest coverage Net debt/EBITDA (R$) Net debt/EBITDA (US$) Interest on financial investments Gross debt and cash position (million) H2 CRA H2 CRA Average maturity (in months) Cost of Debt in US$(1) and debt maturity Interest coverage (x)(2) CRA CRA H2 CRA H2 CRA 473 414 408 350 268 200 144 209 347 96 143 108 78 45 39 39 59 108 2009 2010 2011 2012 2013 2014 2015 2016 2017 12,238 12,331 3.863 3,728 Sep/17 Dec/17 R$ US$ 3.6 3.5 3.4 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt 3.24 2.49 3.28 2.41 19,051 19,299 6,013 5,834 Sep/17 Dec/17 Gross debt R$ US$ 6,813 6,968 2,151 2,106 Sep/17 Dec/17 Cash position R$ US$ 51 54 60 4Q16 3Q17 4Q17 2.7 5.1 4.1 4.3 5.8 7.3 15.4 7.2 6.5 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt

Liquidity 9 Liquidity(1) and debt amortization schedule (US$ million) Capex H2 (2): (3) Capex to be disbursed (cash) related to Horizonte 2. (4) Related to the agreement with Klabin. Horizonte 2 Funding (US$ billion) (1) Not including US$ 41 million related to MtM of hedging transactions. (2) Financial execution of US$ 1,858 million (cash) capex up to Dec/2017. FX (R$/US$) 3.34. 339 0.12 Horizonte 2 Project US$ 2.2 bi Capex to be executed(3): US$ 0.34 bi Funding to be withdrawn: US$ 0.21 bi 0.12 M excess cash 2,066 302 2,368 512 475 623 642 696 642 730 741 72 703 Liquidez 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Pre-payment BNDES NCE Bonds Finnvera CRA and others Caixa (1) Revolver 0.39 2.11 0.20 0.41 0.16 0.21 Pre-payment CRA BNDES FDCO ECA Working capital (4) Total 0.12 - 2018 0.51 0.09 3Q15 3Q15 2Q17 0.43 2.32 0.09 – 2018 4Q17

Net income (R$ million) 10 (1) 4Q17 2017 (1) Minimum mandatory dividends: R$ 258 million 1,981 280 (475) (128) (207) (687) (60) (144) Adjusted EBITDA FX debt MtM hedge Net interest Deprec., amortiz. and depletion Income taxes Others Net income ? Non - recurring effects ? 4,952 1,093 (233) 238 (625) (2,205) (442) (592) Adjusted EBITDA FX debt MtM hedge Net interest Deprec., amortiz. and depletion Income taxes Others Net income ? Non - recurring effects (1) Includes other Exchange rate/ monetary variations other financial income / expense and other operating income / expenses . ?

Free Cash Flow – FCF(1) 4Q17 e 2017 (R$ million) 11 4Q17 2017 Not considering Horizonte 2 capex (4Q17: R$ 348 mn 2017: R$ 2,538 mn), pulp logistics projects (4Q17: R$ 20 mn) 2017: R$ 54 mn) and dividends payment (2017: R$ 395 mn). FCF yield in US$ at 7.9% FCF yield annualizing 4Q17 in US$ at 12.2% 1,981 791 (597) (255) (338) (9) 8 Adjusted EBITDA Capex (ex-H2 and logistics projects) Net interest Working capital Income taxes Others FCF 4,952 2,025 (2,081) (771) (50) (36) 11 Adjusted EBITDA Capex (ex-H2 and logistics projects) Net interest Working capital Income taxes Others FCF

Horizonte 2 Production 12 Actual 559 th. Tons Expected 477 th. tons (status: 12/31/2017) +17 % Digester feeding Aug. 23 Planned stoppage 08/23/17 08/26/17 08/29/17 09/01/17 09/04/17 09/07/17 09/10/17 09/13/17 09/16/17 09/19/17 09/22/17 09/25/17 09/28/17 10/01/17 10/04/17 10/07/17 10/10/17 10/13/17 10/16/17 10/19/17 10/22/17 10/25/17 10/28/17 10/31/17 11/03/17 11/06/17 11/09/17 11/12/17 11/15/17 11/18/17 11/21/17 11/24/17 11/27/17 11/30/17 12/03/17 12/06/17 12/09/17 12/12/17 12/15/17 12/18/17 12/21/17 12/24/17 12/27/17 12/30/17 Actual Expected 0.2 3.8 2.2 1.0 0.1 7.3 0.3 4.0 2.5 0.4 0.1 7.3 2015 2016 2017 1Q18 2Q18 Total Capex (R$ billion ) Cash Accrual

13 Investor Relations: Website: www.fibria.com.br/ir E-mail: ir@fibria.com.br Tel: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2018

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO

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